A Member of The Lion Group

[redacted]

05013527

6 December 2005

RECEIVED
2005 DEC 28 A 9:30
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

Dear Sirs

Re : Exemption No. 82-3319
Issuer : Silverstone Corporation Berhad

We enclose herewith a copy of the General Announcement dated 5 December 2005, Re: Silverstone Corporation Berhad ("SCB") - Debt and Corporate Restructuring Exercise of SCB Group ("SCB Scheme") - Proposed Variation to: 1.1) Redemption Date of The Zero-Coupon Redeemable Secured RM Denominated Bonds; and 1.2) Repayment Date of The Zero-Coupon Redeemable Secured USD Denominated Consolidated and Rescheduled Debts for filing pursuant to exemption No. 82-3319 granted to Silverstone Corporation Berhad under rule 12g3-2(b) of the Securities Exchange Act of 1934.

Please contact the undersigned if you have any queries.

Yours faithfully
SILVERSTONE CORPORATION BERHAD

PROCESSED
DEC 30 2005
THOMSON FINANCIAL

WONG PHOOI LIN
Secretary

c.c. Ms Andres Estay - The Bank of New York
ADR Department
101 Barclay St., 22nd Floor
New York
NY 10286

dly 12/30

Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur, Malaysia.
Tel: (603) 21622155, 21613166 Fax: (603) 21623448

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **SILVERSTONE CORPORATION BERHAD**
*	Stock name	: **SILSTON**
*	Stock code	: **5061**
*	Contact person	: **WONG PHOOI LIN**
*	Designation	: **SECRETARY**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

SILVERSTONE CORPORATION BERHAD ("SCB")

DEBT AND CORPORATE RESTRUCTURING EXERCISE OF SCB GROUP ("SCB SCHEME")

1. PROPOSED VARIATION TO:

1.1 REDEMPTION DATE OF THE ZERO-COUPON REDEEMABLE SECURED RM DENOMINATED BONDS ("BONDS"); AND

1.2 REPAYMENT DATE OF THE ZERO-COUPON REDEEMABLE SECURED USD DENOMINATED CONSOLIDATED AND RESCHEDULED DEBTS ("SPV DEBTS")

* **Contents :-**

1. Introduction

Reference is made to the announcement of 19 March 2003 made by SCB regarding, *inter alia*, the issuance of the Bonds, SPV Debts and the new ordinary shares by the SCB Group to the SCB Scheme Creditors.

Under the SCB Scheme, Silverstone Berhad ("SB") agreed to upstream RM28.41 million of surplus cashflow to SCB via subordinated bonds ("SB Sub-Bonds") in order for SCB to meet its redemption/repayment obligations for 31 December 2005. Due to SB's poor performance in the last couple of years, SB has rescheduled its existing term loan which is only due to be fully settled in December 2005. SB's poor performance is mainly due to escalating prices of raw materials particularly natural rubber, which adversely affected its bottomline, as well as the increased competitiveness of the market. In addition, SB's banks have substantially reduced their working capital lines. No redemption of the SB Sub-Bonds can take place until full settlement of SB's existing term loan and subject to SB meeting the conditions precedent under the SB Sub-Bonds Agreement. Because SB is not able to meet the conditions precedent under the Sub-Bond Agreement, SB has no obligation to upstream any cashflow. As the dedicated amount of RM28.41 million which forms a substantial portion of the proceeds to be used to redeem/repay the Bonds and SPV Debts in December 2005 is no longer available, it is anticipated that SCB will not be in a position to meet its December 2005 redemption and repayment obligations.

The Board of Directors of SCB wishes to announce that the SCB Group had issued notices of

SILVERSTONE CORPORATION BERHAD (41515-D)

Secretary

- 5 DEC 2005

redemption/repayment date for the Bonds/SPV Debts on 31 December 2005 ("Proposed Variation").

2. **<u>Detail of the Proposed Variation</u>**

2.1 The redemption date of 31 December 2005 for the Bonds ("Redemption Date") at the redemption amounts ("Redemption Amount") as set out in Column II of Table I-Bonds below, to the proposed redemption dates ("Proposed Redemption Date") and at the proposed redemption amounts ("Proposed Redemption Amount") as more particularly set out in Column III of Table I-Bonds; and

2.2 The repayment date of 31 December 2005 for the SPV Debts ("Repayment Date") at the repayment amounts ("Repayment Amount") as set out in Column II of Table II-SPV Debts below to the proposed repayment dates ("Proposed Repayment Date") and at the proposed repayment amounts ("Proposed Repayment Amount") as more particularly set out in Column III of Table II-SPV Debts.

3. **<u>Approval for the Proposed Variation</u>**

The Proposed Variation requires approval from:

(a) the Securities Commission;

(b) the Bondholders and SPV Debt Holders at the respective meetings to be convened; and

(c) the Bank Negara Malaysia in respect of the SPV Debts.

The approval from the SC and BNM shall be obtained by 30 June 2006, failing which the consent of the Bondholders and the SPV Debt Holders would be deemed to have lapsed.

The meetings of the Bondholder and SPV Debt Holders are scheduled to be held on 21 December 2005.

4. Unless the context otherwise requires, terms and conditions defined in the Circular to the Shareholders dated 9 January 2003 in respect of the SCB Scheme shall have the same meaning when used herein.

<u>Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:</u>

Table I- Bonds

Column I Category	***Column II*** Redemption Date and Redemption Amount (Nominal Amount (RM))		***Column III*** Proposed Redemption Date and Proposed Redemption Amount (Nominal Amount (RM))	
Class B	31 December 2005	5,949,185	31 December 2005	508,985
			31 December 2007	5,440,200

Table II-SPV Debts

Column I Category	***Column II*** Repayment Date and Repayment Amount (Nominal Amount (USD))	***Column III*** Proposed Repayment Date and Proposed Repayment Amount (Nominal Amount (USD))

SILVERSTONE CORPORATION BERHAD (41515-D)

Secretary

- 5 DEC 2005

Class B (a) Tranche I	31 December 2005	3,861,333	31 December 2005	330,355
			31 December 2007	3,530,978
Class B (a) Tranche II	31 December 2005	163,826	31 December 2005	14,016
			31 December 2007	149,810
Class B (b)	31 December 2005	15,893,246	31 December 2005	1,359,752
			31 December 2007	14,533,494

SILVERSTONE CORPORATION BERHAD (41515-D)

....

Secretary

- 5 DEC 2005